UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EXTERRAN CORPORATION
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

30227H106
 (CUSIP Number)

Joseph Miron, Esq.
Equity Group Investments
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
(312) 454-1800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 30227H106		Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
CHAI TRUST COMPANY, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,157,415

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,157,415

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,157,415

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.66%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No: 30227H106		Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND B, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,849,806

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,849,806

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,849,806

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.60%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

CUSIP No: 30227H106		Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
EGI-FUND C, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,618,973

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,618,973

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,618,973

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13D

Page 5 of 7 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Exterran Corporation, a Delaware corporation (the “Issuer”) whose principal executive office is located at 11000 Equity Drive, Houston, Texas 77041.  This Amendment No. 5 amends and supplements, as set forth below, the Schedule 13D filed by the Reporting Persons with respect to the Issuer on March 10, 2016, as amended by Amendment No. 1 on November 14, 2018, Amendment No. 2 on December 17, 2018, Amendment No. 3 on March 2, 2020, and Amendment No. 4 on March 5, 2020 (collectively, the “Schedule 13D”).  All capitalized terms not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is amended and supplemented by the information contained herein, and only those items amended are reported herein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of Amendment No. 4, Fund C acquired 1,053,224 shares of Common Stock for a total purchase price of approximately $6,180,944.26. The funds used in the acquisition of these shares of Common Stock were obtained from the working capital of Fund C.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) As of the date hereof, Chai Trust may be deemed to beneficially own a total of 7,157,415 shares of Common Stock, representing approximately 21.66% of the outstanding Common Stock.  This amount includes:  (i) 447,567 shares of Common Stock held by Fund 05-07, which represent approximately 1.35% of the outstanding Common Stock; (ii) 332,327 shares of Common Stock held by Fund 08-10, which represent approximately 1.01% of the outstanding Common Stock; (iii) 908,742 shares of Common Stock held by Fund 11-13, which represent approximately 2.75% of the outstanding Common Stock; (iv) 1,849,806 shares of Common Stock held by Fund B, which represent approximately 5.60% of the outstanding Common Stock; and (v) 3,618,973 shares of Common Stock held by Fund C, which represent approximately 10.95% of the outstanding Common Stock.

The beneficial ownership percentage is based on a total of 33,038,866 Shares outstanding as of February 20, 2020, as reported by the Issuer on its annual report on Form 10-K for the fiscal year ended December 31, 2019.

(c) A description of the transactions in the Common Stock since the filing of Amendment No. 4 on March 5, 2020, all of which were effected in the open market in routine brokerage transactions, is included in Exhibit I.

(d) Each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B and Fund C has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Common Stock owned by each of Fund 05-07, Fund 08-10, Fund 11-13, Fund B or Fund C, respectively.

(e) This Item 5(e) is not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit I:   Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAI TRUST COMPANY, LLC

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Chief Legal Officer

EGI-FUND B, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

EGI-FUND C, L.L.C.

By:	/s/ Joseph Miron
Name: Joseph Miron
Title: Vice President

March 13, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT I

SCHEDULE OF TRANSACTIONS

Name of Account	Date of ransaction	Nature of Transaction	Quantity of Shares	Weighted-Average Price Per Share
Fund C	03/05/2020	Purchase	28,079	$6.50
Fund C	03/06/2020	Purchase	71,940	$6.4663 (1)
Fund C	03/09/2020	Purchase	6,500	$5.8994 (2)
Fund C	03/10/2020	Purchase	122,189	$4.9106 (3)
Fund C	03/11/2020	Purchase	295,896	$4.8911 (4)
Fund C	03/12/2020	Purchase	232,638	$5.1187 (5)
Fund C	03/13/2020	Purchase	32,600	$6.1850 (6)
Fund C	03/13/2020	Purchase	89,188	$7.1722 (7)
Fund C	03/13/2020	Purchase	169,644	$8.1094 (8)
Fund C	03/13/2020	Purchase	4,550	$8.7437 (9)

(1) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $6.38 to $6.50, inclusive. The reporting person undertakes to provide to Exterran Corporation, any security holder of Exterran Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (1) through (9) to this Exhibit I.

(2) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $5.55 to $5.94, inclusive.

(3) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $4.84 to $5.00, inclusive.

(4) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $4.84 to $4.95, inclusive.

(5) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $4.80 to $5.45, inclusive.

(6) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $5.53 to $6.52, inclusive.

(7) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $6.54 to $7.53, inclusive.

(8) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $7.54 to $8.50, inclusive.

(9) The price reported in Column 4 is a weighted average price. The shares were purchased in multiple transactions at prices ranging from $8.54 to $8.81, inclusive.